July 10, 2007

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Appendix 3B
Merger of Sthn Californian Operations with Adams Steel
Change in substantial holding from AXA
Ceasing to be a substantial holder
Final Director's Interest Notice
Initial Director's Interest Notice
Initial Director's Interest Notice
Appoints 2 New Directors
Change in substantial holding
Change in substantial holding from PPT
HNC - Mitsui
Change in substantial holding from PPT
Change of Director's Interest Notice

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

7/17

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SIMS GROUP LIMITED**
ABN	**69 114 838 630**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL JOSEPH VARELLO
Date of last notice	7 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 May 2007
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	4,600 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Approximately $119,470
No. of securities held after change	4,600 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _14_/_05_/_2007__

The previous notice was given to the company on _19_/_04_/_2007___

The previous notice was dated _17_/_04_/_2007___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	10,730,707	8.56%	9,520,282	7.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrar Place Govenor Philip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual Ql Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrar Place Govenor Philip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISF3	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF3 A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13416 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMU1/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXMC6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C CASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C CPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATP: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited A/T: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
GSF	PM	1,153,532
ICAS	PM	306,676
NSWTC	PM	152,136
PCEF	PM	1,286,552
SMF	PM	64,940
TEL	PM	487,021
T2	PCD	3,780
PMCBUS	PM	671,660
PMHOST	PM	269,679
PMSTA	PM	1,650,332
QITE2	PM	20,000
PMCGSF	PM	226,001
PIWGAF	PM	648,825
PIWSPF	PM	83,069
PIACT	PM	185,203
PIHEST	PM	478,205
PISTCF	PM	145,982
PIWQLS	PM	153,071
PICATS	PM	194,615
PIEATF	PM	669
PIWQMN	PM	33,624
PCAEPR	PC	155,499
PIGSF2	PM	1,149,211

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
GSF	SGM	-	31,551	-	795,385	$	25.21	23/04/2007
GSF	SGM	-	49,661	-	1,252,282	$	25.22	09/05/2007
ICAS	SGM	-	4,240	-	106,888	$	25.21	23/04/2007
ICAS	SGM	-	6,768	-	170,666	$	25.22	09/05/2007
NSWTC	SGM	-	2,069	-	52,158	$	25.21	23/04/2007
NSWTC	SGM	-	3,340	-	84,223	$	25.22	09/05/2007
PIWGAF	SGM	-	20,864	-	526,119	$	25.22	09/05/2007
PIWSPF	SGM	-	928	-	23,394	$	25.21	23/04/2007
PIWSPF	SGM	-	1,814	-	45,743	$	25.22	09/05/2007
PMCGSF	SGM	-	3,836	-	96,704	$	25.21	23/04/2007
PMCGSF	SGM	-	5,418	-	136,624	$	25.22	09/05/2007
SMF	SGM	-	762	-	19,210	$	25.21	23/04/2007
SMF	SGM	-	1,425	-	35,934	$	25.22	09/05/2007
TEL	SGM	-	6,606	-	166,534	$	25.21	23/04/2007
TEL	SGM	-	10,691	-	269,591	$	25.22	09/05/2007
PIEATF	SGM	-	8	-	202	$	25.21	23/04/2007
PIEATF	SGM	-	19	-	479	$	25.22	09/05/2007
PIAEA7	SGM	-	1,000	-	25,215	$	25.22	23/04/2007
PIAEA7	SGM	-	464	-	11,484	$	24.75	24/04/2007
PCCEF	SGM	-	602	-	16,384	$	27.22	14/05/2007
PCEF	SGM	-	4,567	-	124,299	$	27.22	14/05/2007
PIACT	SGM	-	778	-	21,175	$	27.22	14/05/2007
PIHEST	SGM	-	10,177	-	276,984	$	27.22	14/05/2007
PMCBUS	SGM	-	2,696	-	73,376	$	27.22	14/05/2007
PMHOST	SGM	-	5,717	-	155,598	$	27.22	14/05/2007
PMSTA	SGM	-	6,168	-	167,873	$	27.22	14/05/2007
PICATS	SGM	-	715	-	19,460	$	27.22	14/05/2007
GSF	SGM	-	218,054	-	5,569,535	$	25.54	04/05/2007
GSF	SGM	-	174,839	-	4,393,966	$	25.13	09/05/2007
ICAS	SGM	-	28,880	-	737,653	$	25.54	04/05/2007
ICAS	SGM	-	23,829	-	598,859	$	25.13	09/05/2007
NSWTC	SGM	-	14,734	-	376,336	$	25.54	04/05/2007
NSWTC	SGM	-	11,759	-	295,521	$	25.13	09/05/2007
PCCEF	SGM		13,110		334,856	$	25.54	04/05/2007
PCCEF	SGM	-	3,590	-	91,186	$	25.40	08/05/2007
PCCEF	SGM	-	476	-	12,081	$	25.38	08/05/2007
PCCEF	SGM		11,167		280,643	$	25.13	09/05/2007
PCEF	SGM		109,529		2,797,590	$	25.54	04/05/2007
PCEF	SGM	-	30,408	-	772,363	$	25.40	08/05/2007
PCEF	SGM	-	3,932	-	99,793	$	25.38	08/05/2007
PCEF	SGM		92,449		2,323,382	$	25.13	09/05/2007
PIACT	SGM		13,477		344,230	$	25.54	04/05/2007
PIACT	SGM	-	4,283	-	108,788	$	25.40	08/05/2007
PIACT	SGM	-	567	-	14,390	$	25.38	08/05/2007
PIACT	SGM		13,306		334,400	$	25.13	09/05/2007
PIHEST	SGM		35,388		903,880	$	25.54	04/05/2007
PIHEST	SGM	-	11,244	-	285,598	$	25.40	08/05/2007
PIHEST	SGM	-	1,488	-	37,765	$	25.38	08/05/2007
PIHEST	SGM		34,941		878,120	$	25.13	09/05/2007
PIWGAF	SGM	-	46,854	-	1,196,745	$	25.54	04/05/2007

PIWGAF	SGM	-	73,455	-	1,846,034	$	25.13	09/05/2007
PIWSPF	SGM	-	7,675	-	196,035	$	25.54	04/05/2007
PIWSPF	SGM	-	6,385	-	160,465	$	25.13	09/05/2007
PMCBUS	SGM		57,496		1,468,563	$	25.54	04/05/2007
PMCBUS	SGM	-	15,522	-	394,259	$	25.40	08/05/2007
PMCBUS	SGM	-	2,056	-	52,181	$	25.38	08/05/2007
PMCBUS	SGM		47,607		1,196,435	$	25.13	09/05/2007
PMCGSF	SGM	-	21,863	-	558,425	$	25.54	04/05/2007
PMCGSF	SGM	-	19,075	-	479,383	$	25.13	09/05/2007
PMHOST	SGM		23,456		599,113	$	25.54	04/05/2007
PMHOST	SGM	-	6,332	-	160,833	$	25.40	08/05/2007
PMHOST	SGM	-	839	-	21,294	$	25.38	08/05/2007
PMHOST	SGM		19,692		494,890	$	25.13	09/05/2007
PMSTA	SGM		122,606		3,131,602	$	25.54	04/05/2007
PMSTA	SGM	-	38,138	-	968,705	$	25.40	08/05/2007
PMSTA	SGM	-	5,049	-	128,142	$	25.38	08/05/2007
PMSTA	SGM		118,498		2,978,032	$	25.13	09/05/2007
SMF	SGM	-	6,287	-	160,583	$	25.54	04/05/2007
SMF	SGM	-	5,018	-	126,110	$	25.13	09/05/2007
TEL	SGM	-	47,140	-	1,204,050	$	25.54	04/05/2007
TEL	SGM	-	37,640	-	945,950	$	25.13	09/05/2007
PICATS	SGM		16,480		420,932	$	25.54	04/05/2007
PICATS	SGM	-	4,483	-	113,868	$	25.40	08/05/2007
PICATS	SGM	-	593	-	15,050	$	25.38	08/05/2007
PICATS	SGM		14,405		362,019	$	25.13	09/05/2007
PIEATF	SGM	-	55	-	1,405	$	25.54	04/05/2007
PIEATF	SGM	-	65	-	1,634	$	25.13	09/05/2007
PISTCF	SGM		94,000		2,387,600	$	25.40	08/05/2007
QITE2	SGM		20,000		508,000	$	25.40	08/05/2007
GSF	SGM	-	18,936	-	479,424	$	25.32	03/05/2007
ICAS	SGM	-	2,634	-	66,688	$	25.32	03/05/2007
NSWTC	SGM	-	1,010	-	25,571	$	25.32	03/05/2007
PIWGAF	SGM	-	5,784	-	146,440	$	25.32	03/05/2007
PIWSPF	SGM	-	590	-	14,938	$	25.32	03/05/2007
PMCGSF	SGM	-	1,910	-	48,358	$	25.32	03/05/2007
SMF	SGM	-	432	-	10,937	$	25.32	03/05/2007
TEL	SGM	-	2,703	-	68,435	$	25.32	03/05/2007
PIEATF	SGM	-	1	-	25	$	25.32	03/05/2007
GSF	SGM	-	13,649	-	345,320	$	25.30	19/04/2007
ICAS	SGM	-	1,901	-	48,095	$	25.30	19/04/2007
NSWTC	SGM	-	895	-	22,644	$	25.30	19/04/2007
PIWGAF	SGM	-	3,344	-	84,603	$	25.30	19/04/2007
PIWSPF	SGM	-	484	-	12,245	$	25.30	19/04/2007
PMCGSF	SGM	-	1,614	-	40,834	$	25.30	19/04/2007
SMF	SGM	-	581	-	14,699	$	25.30	19/04/2007
TEL	SGM	-	2,527	-	63,933	$	25.30	19/04/2007
PIEATF	SGM	-	5	-	127	$	25.30	19/04/2007
PIAEA7	SGM	-	921	-	24,919	$	27.06	14/05/2007
PMCGSF	SGM	-	4,122	-	110,677	$	26.85	14/05/2007
GSF	SGM	-	31,407	-	779,883	$	24.83	18/04/2007
GSF	SGM	-	95,549	-	2,414,170	$	25.27	19/04/2007
GSF	SGM	-	63,101	-	1,591,653	$	25.22	23/04/2007
GSF	SGM	-	386	-	9,650	$	25.00	26/04/2007
GSF	SGM	-	9,251	-	231,659	$	25.04	27/04/2007
GSF	SGM	-	568	-	14,200	$	25.00	30/04/2007
ICAS	SGM	-	4,908	-	121,873	$	24.83	18/04/2007

ICAS	SGM	-	13,307	-	336,219	$	25.27	19/04/2007
ICAS	SGM	-	8,479	-	213,873	$	25.22	23/04/2007
ICAS	SGM	-	25	-	625	$	25.00	26/04/2007
ICAS	SGM	-	1,909	-	47,804	$	25.04	27/04/2007
ICAS	SGM	-	92	-	2,300	$	25.00	30/04/2007
NSWTC	SGM	-	2,194	-	54,480	$	24.83	18/04/2007
NSWTC	SGM	-	6,264	-	158,268	$	25.27	19/04/2007
NSWTC	SGM	-	4,139	-	104,402	$	25.22	23/04/2007
NSWTC	SGM	-	43	-	1,075	$	25.00	26/04/2007
NSWTC	SGM	-	415	-	10,392	$	25.04	27/04/2007
NSWTC	SGM	-	23	-	575	$	25.00	30/04/2007
PCCEF	SGM	-	1,395	-	34,640	$	24.83	18/04/2007
PCCEF	SGM	-	3,539	-	88,490	$	25.00	24/04/2007
PCCEF	SGM	-	570	-	14,274	$	25.04	27/04/2007
PCCEF	SGM	-	454	-	11,350	$	25.00	30/04/2007
PCEF	SGM	-	11,408	-	283,278	$	24.83	18/04/2007
PCEF	SGM	-	28,142	-	703,665	$	25.00	24/04/2007
PCEF	SGM	-	3,421	-	85,667	$	25.04	27/04/2007
PCEF	SGM	-	3,543	-	88,575	$	25.00	30/04/2007
PIACT	SGM	-	1,807	-	44,871	$	24.83	18/04/2007
PIACT	SGM	-	4,245	-	106,142	$	25.00	24/04/2007
PIACT	SGM	-	509	-	12,746	$	25.04	27/04/2007
PIACT	SGM	-	502	-	12,550	$	25.00	30/04/2007
PIHEST	SGM	-	4,056	-	100,717	$	24.83	18/04/2007
PIHEST	SGM	-	9,714	-	242,890	$	25.00	24/04/2007
PIHEST	SGM	-	1,348	-	33,756	$	25.04	27/04/2007
PIHEST	SGM	-	1,295	-	32,375	$	25.00	30/04/2007
PIWGAF	SGM	-	5,731	-	142,309	$	24.83	18/04/2007
PIWGAF	SGM	-	23,408	-	591,434	$	25.27	19/04/2007
PIWGAF	SGM	-	4,985	-	124,832	$	25.04	27/04/2007
PIWGAF	SGM	-	16,937	-	423,425	$	25.00	30/04/2007
PIWSPF	SGM	-	819	-	20,337	$	24.83	18/04/2007
PIWSPF	SGM	-	3,384	-	85,501	$	25.27	19/04/2007
PIWSPF	SGM	-	1,857	-	46,841	$	25.22	23/04/2007
PIWSPF	SGM	-	249	-	6,235	$	25.04	27/04/2007
PMCBUS	SGM	-	6,322	-	156,985	$	24.83	18/04/2007
PMCBUS	SGM	-	13,075	-	326,929	$	25.00	24/04/2007
PMCBUS	SGM	-	2,480	-	62,103	$	25.04	27/04/2007
PMCBUS	SGM	-	1,931	-	48,275	$	25.00	30/04/2007
PMCGSF	SGM	-	3,965	-	98,457	$	24.83	18/04/2007
PMCGSF	SGM	-	11,295	-	285,383	$	25.27	19/04/2007
PMCGSF	SGM	-	7,673	-	193,543	$	25.22	23/04/2007
PMCGSF	SGM	-	876	-	21,936	$	25.04	27/04/2007
PMCGSF	SGM	-	106	-	2,650	$	25.00	30/04/2007
PMHOST	SGM	-	2,726	-	67,691	$	24.83	18/04/2007
PMHOST	SGM	-	4,943	-	123,595	$	25.00	24/04/2007
PMHOST	SGM	-	1,037	-	25,968	$	25.04	27/04/2007
PMHOST	SGM	-	786	-	19,650	$	25.00	30/04/2007
PMSTA	SGM	-	13,408	-	332,941	$	24.83	18/04/2007
PMSTA	SGM	-	31,974	-	799,481	$	25.00	24/04/2007
PMSTA	SGM	-	4,567	-	114,365	$	25.04	27/04/2007
PMSTA	SGM	-	4,385	-	109,625	$	25.00	30/04/2007
SMF	SGM	-	596	-	14,800	$	24.83	18/04/2007
SMF	SGM	-	4,064	-	102,682	$	25.27	19/04/2007
SMF	SGM	-	1,524	-	38,441	$	25.22	23/04/2007
SMF	SGM	-	10	-	250	$	25.00	26/04/2007

SMF	SGM	-	181	-	4,533	$	25.04	27/04/2007
SMF	SGM	-	12	-	300	$	25.00	30/04/2007
TEL	SGM	-	7,362	-	182,810	$	24.83	18/04/2007
TEL	SGM	-	17,692	-	447,011	$	25.27	19/04/2007
TEL	SGM	-	13,211	-	333,233	$	25.22	23/04/2007
TEL	SGM	-	139	-	3,475	$	25.00	26/04/2007
TEL	SGM	-	1,330	-	33,305	$	25.04	27/04/2007
TEL	SGM	-	100	-	2,500	$	25.00	30/04/2007
PICATS	SGM	-	1,878	-	46,634	$	24.83	18/04/2007
PICATS	SGM	-	4,368	-	109,218	$	25.00	24/04/2007
PICATS	SGM	-	553	-	13,848	$	25.04	27/04/2007
PICATS	SGM	-	569	-	14,225	$	25.00	30/04/2007
PIEATF	SGM	-	18	-	447	$	24.83	18/04/2007
PIEATF	SGM	-	37	-	935	$	25.27	19/04/2007
PIEATF	SGM	-	16	-	404	$	25.22	23/04/2007
PIEATF	SGM	-	6	-	150	$	25.04	27/04/2007
PIEATF	SGM	-	10	-	250	$	25.00	30/04/2007
GSF	SGM	-	27,992	-	709,446	$	25.34	03/05/2007
GSF	SGM	-	52,606	-	1,344,320	$	25.55	04/05/2007
GSF	SGM	-	7,777	-	205,746	$	26.46	11/05/2007
ICAS	SGM	-	3,894	-	98,692	$	25.34	03/05/2007
ICAS	SGM	-	7,226	-	184,657	$	25.55	04/05/2007
ICAS	SGM	-	6,372	-	168,576	$	26.46	11/05/2007
NSWTC	SGM	-	1,493	-	37,839	$	25.34	03/05/2007
NSWTC	SGM	-	2,977	-	76,076	$	25.55	04/05/2007
NSWTC	SGM	-	2,719	-	71,933	$	26.46	11/05/2007
PCCEF	SGM	-	3,439	-	86,792	$	25.24	07/05/2007
PCEF	SGM	-	28,164	-	710,795	$	25.24	07/05/2007
PIACT	SGM	-	3,125	-	78,868	$	25.24	07/05/2007
PIHEST	SGM	-	8,210	-	207,202	$	25.24	07/05/2007
PIWGAF	SGM	-	8,549	-	216,671	$	25.34	03/05/2007
PIWGAF	SGM	-	32,211	-	823,136	$	25.55	04/05/2007
PIWGAF	SGM	-	25,635	-	678,192	$	26.46	11/05/2007
PIWSPF	SGM	-	872	-	22,100	$	25.34	03/05/2007
PIWSPF	SGM	-	2,043	-	52,208	$	25.55	04/05/2007
PIWSPF	SGM	-	1,404	-	37,144	$	26.46	11/05/2007
PMCBUS	SGM	-	15,714	-	396,585	$	25.24	07/05/2007
PMCGSF	SGM	-	2,823	-	71,548	$	25.34	03/05/2007
PMCGSF	SGM	-	5,583	-	142,671	$	25.55	04/05/2007
PMCGSF	SGM	-	6,691	-	177,015	$	26.46	11/05/2007
PMHOST	SGM	-	6,415	-	161,900	$	25.24	07/05/2007
PMSTA	SGM	-	30,391	-	766,999	$	25.24	07/05/2007
SMF	SGM	-	638	-	16,170	$	25.34	03/05/2007
SMF	SGM	-	1,273	-	32,531	$	25.55	04/05/2007
SMF	SGM	-	1,158	-	30,636	$	26.46	11/05/2007
TEL	SGM	-	3,996	-	101,277	$	25.34	03/05/2007
TEL	SGM	-	9,557	-	244,224	$	25.55	04/05/2007
TEL	SGM	-	8,734	-	231,064	$	26.46	11/05/2007
PICATS	SGM	-	4,542	-	114,630	$	25.24	07/05/2007
PIEATF	SGM	-	2	-	51	$	25.34	03/05/2007
PIEATF	SGM	-	26	-	664	$	25.55	04/05/2007
PIEATF	SGM	-	5	-	132	$	26.46	11/05/2007
PIGSF2	SGM	-	39,505	-	1,045,132	$	26.46	11/05/2007
SMF	SGM	-	44,134	-	1,126,300	$	25.52	19/04/2007

SIMS GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 6 JUNE 2007

HUGO NEU – MITSUI

Further to its previous announcement on 2 April 2007, Sims Group Limited (Company) announced today that it had been advised that Hugo Neu Corporation had completed the sale of 19.9% of its holding in the Company to a related company of Mitsui & Co., Ltd. Mr John Neu has resigned as a director of the Company and all of its subsidiaries and affiliates.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _05_/_06_/_2007__

The previous notice was given to the company on _15_/_05_/_2007__

The previous notice was dated _14_/_05_/_2007__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**9,520,282**	**7.55%**	**8,221,223**	**6.52%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMU1/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C CASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited ATF: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 1SPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
✔ IDAS	PM	200,455
✔ NSWTC	PM	142,182
✔ PCEF	PM	1,081,653
✔ SMF	PM	60,852
✔ TEL	PM	457,189
✔ T2	PCD	3,780
✔ PMCBUS	PM	665,105
✔ PMHOST	PM	269,679
✔ PMSTA	PM	1,633,670
✔ QITE2	PM	20,000
✔ PMCGSF	PM	213,618
✔ PIWGAF	PM	475,905
✔ PIWSPF	PM	54,744
✔ PIACT	PM	183,343
✔ PIHEST	PM	478,205
✔ PISTCF	PM	145,982
✔ PIWQLS	PM	243,071
✔ PICATS	PM	174,330
✔ PIEATF	PM	611
✔ PIWQMN	PM	48,324
✔ PCAEPR	PC	149,584
✔ PIGSFP	PM	1,518,941

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
GSF	SGM	-	15,680	-	418,484	$	26.69	15/05/2007
GSF	SGM	-	11,519	-	309,120	$	26.84	16/05/2007
GSF	SGM	-	19,200	-	528,449	$	27.52	16/05/2007
GSF	SGM	-	17,279	-	463,077	$	26.80	16/05/2007
GSF	SGM	-	19,019	-	516,484	$	27.16	21/05/2007
GSF	SGM	-	13,132	-	358,110	$	27.27	30/05/2007
GSF	SGM	-	97	-	2,693	$	27.76	04/06/2007
ICAS	SGM	-	300	-	8,007	$	26.69	15/05/2007
ICAS	SGM	-	2,227	-	61,295	$	27.52	16/05/2007
ICAS	SGM	-	2,004	-	53,707	$	26.80	16/05/2007
ICAS	SGM	-	1,336	-	35,853	$	26.84	16/05/2007
ICAS	SGM	-	3,515	-	95,454	$	27.16	21/05/2007
NSWTC	SGM	-	619	-	16,520	$	26.69	15/05/2007
NSWTC	SGM	-	2,221	-	59,523	$	26.80	16/05/2007
NSWTC	SGM	-	2,468	-	67,928	$	27.52	16/05/2007
NSWTC	SGM	-	1,481	-	39,744	$	26.84	16/05/2007
NSWTC	SGM	-	3,165	-	85,949	$	27.16	21/05/2007
PCCEF	SGM	-	570	-	15,213	$	26.69	15/05/2007
PCCEF	SGM	-	870	-	23,786	$	27.34	17/05/2007
PCCEF	SGM	-	4,475	-	124,840	$	27.90	30/05/2007
PCEF	SGM	-	3,443	-	91,890	$	26.69	15/05/2007
PCEF	SGM	-	6,871	-	187,853	$	27.34	17/05/2007
PCEF	SGM	-	49,890	-	1,354,514	$	27.15	21/05/2007
PIACT	SGM	-	707	-	18,869	$	26.69	15/05/2007
PIACT	SGM	-	1,008	-	27,559	$	27.34	17/05/2007
PIACT	SGM	-	145	-	4,025	$	27.76	04/06/2007
PIWGAF	SGM	-	3,422	-	94,185	$	27.52	16/05/2007
PIWGAF	SGM	-	3,081	-	82,571	$	26.80	16/05/2007
PIWGAF	SGM	-	2,054	-	55,121	$	26.84	16/05/2007
PIWGAF	SGM	-	5,115	-	138,904	$	27.16	21/05/2007
PIWSPF	SGM	-	593	-	16,321	$	27.52	16/05/2007
PIWSPF	SGM	-	534	-	14,311	$	26.80	16/05/2007
PIWSPF	SGM	-	356	-	9,554	$	26.84	16/05/2007
PIWSPF	SGM	-	682	-	18,521	$	27.16	21/05/2007
PMCBUS	SGM	-	2,366	-	63,146	$	26.69	15/05/2007
PMCBUS	SGM	-	4,065	-	111,137	$	27.34	17/05/2007
PMCBUS	SGM	-	124	-	3,442	$	27.76	04/06/2007
PMCGSF	SGM	-	3,118	-	85,818	$	27.52	16/05/2007
PMCGSF	SGM	-	2,805	-	75,174	$	26.80	16/05/2007
PMCGSF	SGM	-	1,870	-	50,183	$	26.84	16/05/2007
PMCGSF	SGM	-	4,590	-	124,647	$	27.16	21/05/2007
PMSTA	SGM	-	6,445	-	172,011	$	26.69	15/05/2007
PMSTA	SGM	-	8,838	-	241,631	$	27.34	17/05/2007
PMSTA	SGM	-	1,379	-	38,283	$	27.76	04/06/2007
SMF	SGM	-	371	-	9,902	$	26.69	15/05/2007
SMF	SGM	-	631	-	16,933	$	26.84	16/05/2007
SMF	SGM	-	1,052	-	28,955	$	27.52	16/05/2007
SMF	SGM	-	947	-	25,380	$	26.80	16/05/2007
SMF	SGM	-	1,087	-	29,519	$	27.16	21/05/2007
TEL	SGM	-	1,849	-	49,348	$	26.69	15/05/2007

TEL	SGM	-	7,913	-	217,793	$	27.52	16/05/2007
TEL	SGM	-	7,122	-	190,870	$	26.80	16/05/2007
TEL	SGM	-	4,748	-	127,416	$	26.84	16/05/2007
TEL	SGM	-	8,200	-	222,681	$	27.16	21/05/2007
PICATS	SGM	-	683	-	18,229	$	26.69	15/05/2007
PICATS	SGM	-	769	-	21,024	$	27.34	17/05/2007
PICATS	SGM	-	18,833	-	515,390	$	27.37	31/05/2007
PIEATF	SGM	-	22	-	587	$	26.69	15/05/2007
PIEATF	SGM	-	7	-	193	$	27.52	16/05/2007
PIEATF	SGM	-	7	-	188	$	26.80	16/05/2007
PIEATF	SGM	-	5	-	134	$	26.84	16/05/2007
PIEATF	SGM	-	17	-	462	$	27.16	21/05/2007
PIGSF2	SGM	-	31,361	-	863,161	$	27.52	16/05/2007
PIGSF2	SGM	-	30,640	-	867,452	$	28.31	17/05/2007
PIGSF2	SGM	-	21,141	-	567,864	$	26.86	18/05/2007
PIGSF2	SGM	-	34,220	-	934,381	$	27.31	22/05/2007
PIGSF2	SGM	-	34,658	-	951,393	$	27.45	23/05/2007
PIGSF2	SGM	-	34,380	-	927,830	$	26.99	24/05/2007
PIGSF2	SGM	-	34,481	-	934,435	$	27.10	25/05/2007
PIGSF2	SGM	-	34,484	-	931,368	$	27.01	25/05/2007
PIGSF2	SGM	-	10,346	-	280,377	$	27.10	25/05/2007
PIGSF2	SGM	-	34,284	-	929,282	$	27.11	28/05/2007
PIGSF2	SGM	-	140,885	-	3,871,942	$	27.48	29/05/2007
PIGSF2	SGM	-	16,868	-	459,990	$	27.27	30/05/2007
PIGSF2	SGM	-	65,845	-	1,818,283	$	27.61	30/05/2007
PIGSF2	SGM	-	67,521	-	1,840,211	$	27.25	31/05/2007
PIGSF2	SGM	-	26,471	-	735,166	$	27.77	01/06/2007
PIGSF2	SGM	-	42,669	-	1,184,555	$	27.76	04/06/2007
PIGSF2	SGM	-	27,622	-	767,143	$	27.77	05/06/2007
ICAS	SGM	-	6,674	-	183,691	$	27.52	16/05/2007
ICAS	SGM	-	4,610	-	130,514	$	28.31	17/05/2007
ICAS	SGM	-	2,794	-	75,049	$	26.86	18/05/2007
ICAS	SGM	-	5,213	-	142,341	$	27.31	22/05/2007
ICAS	SGM	-	4,631	-	127,125	$	27.45	23/05/2007
ICAS	SGM	-	4,713	-	127,192	$	26.99	24/05/2007
ICAS	SGM	-	4,741	-	128,048	$	27.01	25/05/2007
ICAS	SGM	-	1,422	-	38,536	$	27.10	25/05/2007
ICAS	SGM	-	4,742	-	128,508	$	27.10	25/05/2007
ICAS	SGM	-	4,787	-	129,754	$	27.11	28/05/2007
ICAS	SGM	-	19,072	-	524,156	$	27.48	29/05/2007
ICAS	SGM	-	10,270	-	283,602	$	27.61	30/05/2007
ICAS	SGM	-	10,213	-	278,344	$	27.25	31/05/2007
ICAS	SGM	-	4,483	-	124,504	$	27.77	01/06/2007
ICAS	SGM	-	1,989	-	55,218	$	27.76	04/06/2007
ICAS	SGM	-	6,485	-	180,107	$	27.77	05/06/2007
PIWGAF	SGM	-	10,064	-	276,996	$	27.52	16/05/2007
PIWGAF	SGM	-	8,571	-	242,654	$	28.31	17/05/2007
PIWGAF	SGM	-	5,337	-	143,356	$	26.86	18/05/2007
PIWGAF	SGM	-	9,159	-	250,087	$	27.31	22/05/2007
PIWGAF	SGM	-	9,521	-	261,360	$	27.45	23/05/2007
PIWGAF	SGM	-	9,604	-	259,188	$	26.99	24/05/2007
PIWGAF	SGM	-	9,522	-	258,046	$	27.10	25/05/2007
PIWGAF	SGM	-	9,521	-	257,150	$	27.01	25/05/2007
PIWGAF	SGM	-	2,856	-	77,398	$	27.10	25/05/2007
PIWGAF	SGM	-	9,756	-	264,440	$	27.11	28/05/2007
PIWGAF	SGM	-	34,826	-	957,123	$	27.48	29/05/2007

PIWGAF	SGM	-	21,065	-	581,702	$	27.61	30/05/2007
PIWGAF	SGM	-	19,768	-	538,755	$	27.25	31/05/2007
PIWGAF	SGM	-	12,387	-	344,018	$	27.77	01/06/2007
PIWGAF	SGM	-	3,184	-	88,393	$	27.76	04/06/2007
PIWGAF	SGM	-	14,107	-	391,792	$	27.77	05/06/2007
PIWSPF	SGM	-	1,901	-	52,322	$	27.52	16/05/2007
PIWSPF	SGM	-	1,179	-	33,379	$	28.31	17/05/2007
PIWSPF	SGM	-	728	-	19,555	$	26.86	18/05/2007
PIWSPF	SGM	-	1,408	-	38,446	$	27.31	22/05/2007
PIWSPF	SGM	-	1,190	-	32,667	$	27.45	23/05/2007
PIWSPF	SGM	-	1,303	-	35,165	$	26.99	24/05/2007
PIWSPF	SGM	-	1,255	-	34,011	$	27.10	25/05/2007
PIWSPF	SGM	-	1,254	-	33,869	$	27.01	25/05/2007
PIWSPF	SGM	-	376	-	10,190	$	27.10	25/05/2007
PIWSPF	SGM	-	1,173	-	31,795	$	27.11	28/05/2007
PIWSPF	SGM	-	5,217	-	143,379	$	27.48	29/05/2007
PIWSPF	SGM	-	2,820	-	77,873	$	27.61	30/05/2007
PIWSPF	SGM	-	2,498	-	68,080	$	27.25	31/05/2007
PIWSPF	SGM	-	1,659	-	46,075	$	27.77	01/06/2007
PIWSPF	SGM	-	413	-	11,466	$	27.76	04/06/2007
PIWSPF	SGM	-	1,786	-	49,602	$	27.77	05/06/2007

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin

SEC RECEIVED PROCESSING JUL 13 2007 WASH. D.C. 209 SECTION

Clayton Utz
Lawyers
Levels 19-35
No. 1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

T +61 2 9353 4000
F +61 2 8220 6700
www.claytonutz.com

8 June 2007

By Fax 1900 999 279

The Manager
Australian Stock Exchange Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Our reference: 126/13103/80048257

Number of pages - 4

Dear Sir

Sims Group Limited: Notice of change of interests of substantial holder

On behalf of Hugo Neu Corporation, we attach a Form 604: Notice of change of interests of substantial holder, in respect of the holding of Hugo Neu Corporation and its related entities in Sims Group Limited ACN 114 838 630.

A copy of this form has been provided to Sims Group Limited.

Yours faithfully

Rod Halstead, Partner
+61 2 9353 4126
rhalstead@claytonutz.com

Contact: Eirene Garnsey, Solicitor
+61 2 9353 4892
egarnsey@claytonutz.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Sims Group Limited (the "Company")
ACN/ARSN	ACN 114 838 630

1. Details of substantial holder (1)

Name	Flynn-Learner ("FL") and Hugo Neu Corporation ("HNC") (as nominee for itself and FL) and each of the entities listed in Annexure A to this notice (together the "Hugo Neu Group") and The Trust Created under Article Seventh of the Will of Hugo Neu for the Primary Benefit of the Family of John L Neu, The John Neu Trust No. 1 and The John L Neu Trust No. 2, and John L. Neu, in his capacity as voting trustee of each of the foregoing trusts (together, the "Hugo Neu Trusts").
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	6/6/2007
The previous notice was given to the company on	2/11/2005
The previous notice was dated	2/11/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	32,137,071	26.0%	7,055,324	5.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6/6/07	Hugo Neu Group and the Hugo Neu Trusts	HNC has completed the disposal of 25,206,600 ordinary shares in the Company to Volraint No. 1632 Pty Limited ("Volraint") pursuant to the share sale agreement dated 30 March 2007 between Hugo Neu Corporation ("HNC"), Volraint and Mitsui & Co., Ltd. ("Mitsui") as annexed to Form 603 notice of initial substantial holder given by Volraint to the ASX on 3 April 2007.	$24.00 per share	25,206,600 ordinary shares	25,206,600

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Hugo Neu Group	HNC	HNC	HNC is the registered holder of 7,055,324 ordinary shares in the Company ("Shares") and therefore has a relevant interest in those Shares under section 608(1) of the Corporations Act 2001 (Cth). HNC holds all of the Shares for its own account and as nominee for the account of FL under a Nominee Agreement. HNC controls each entity listed in Annexure A.	7,055,324 ordinary shares	7,055,324
Hugo Neu Trusts	HNC	HNC	The Hugo Neu Trusts control HNC and accordingly have the same relevant interest in the Shares as HNC under section 608(3) of the Corporations Act 2001 (Cth).	7,055,324 ordinary shares	7,055,324

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
HNSP Development, LLC. (formerly known as Hugo Neu Steel Products, Inc.) ("HNSP")	HNC no longer holds any Shares as nominee for the account of HNSP under a Nominee Agreement. HNSP remains under the control of HNC and is therefore an associate of HNC under section 12(2) of the Corporations Act 2001 (Cth).
C.O.S. Properties LLC	C.O.S. Properties LLC (as referred to in Annexure A) is controlled by HNC and is therefore an associate of HNC under section 12(2) of the Corporations Act 2001 (Cth).
L.A.J. Properties LLC	L.A.J. Properties LLC (as referred to in Annexure A) is controlled by HNC and is therefore an associate of HNC under section 12(2) of the Corporations Act 2001 (Cth).

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Hugo Neu Group	c/o HNC, 120 Fifth Avenue, 6th Floor, New York New York, 10011 USA
Hugo Neu Trusts	c/o HNC, 120 Fifth Avenue, 6th Floor, New York New York, 10011 USA

Signature

print name John L. Neu

capacity Chairman of the Board and Chief Executive Officer of Hugo Neu Corporation

sign here [signature]

date 6/6/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the annexure marked "A" of one page referred to in Form 604 Notice of change of interests of substantial holder signed by me and dated 6 June 2007

Date: 6 June 2007

Signature:

Name: John L. Neu

- HNSP Development, LLC. (formerly known as Hugo Neu Steel Products, Inc.)
- River Terminal Warehouses Corp.
- RTC Properties, Inc.
- RTL Services Inc.
- Garden Navigation Corp.
- Cove Contractors Inc.
- The Learner Company
- Fresno Recycling Company
- Western Stevedoring Corp.
- Neu Properties, Inc.
- Metro Metal Recycling Corp.
- Hugo Neu Corporation FS Corp.
- PPA Metal Recycling Corp.
- Hugo Neu Resource Recovery, LLC
- C.O.S. Properties LLC
- L.A.J. Properties LLC

SIMS|GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 12 JUNE 2007

SIMS GROUP APPOINTS TWO NEW NON-EXECUTIVE DIRECTORS

Sims Group Limited announced that Mr Masakatsu Iwanaga and Mr Christopher Renwick, AM, both nominees of Mitsui & Co., Ltd, have today been appointed as non-executive directors of the Company effective immediately.

Mr Iwanaga joined Mitsui & Co., Ltd in 1963 and worked in various divisions of that company culminating in his appointment, in 1999, as President & Managing Director, Mitsui Iron Ore Development, a position he held until his retirement in 2005. Mr Iwanaga (aged 66) holds a Bachelor of Liberal Arts (International Relation), University of Tokyo, and is a Member of the Australia & New Zealand Chamber of Commerce in Japan.

Mr Renwick, AM was employed with the Rio Tinto group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. Mr Renwick is Chairman and non-executive director of Coal and Allied Industries Limited and is a non-executive director of Downer EDI Limited and Transurban Limited. He is also Vice President of the Australia-Japan Business Co-operation Committee. Mr Renwick (aged 64) holds Bachelors of Arts & Law, Melbourne University. Whilst nominated by Mitsui & Co., Ltd., Mr Renwick will serve as an independent non-executive director of the Company.

Sims Group Chairman Paul Mazoudier said the Company was delighted to have secured the appointment of two executives with such broad resources experience with prestigious global organisations. "On behalf of the Board, I welcome them both and look forward to working with them as fellow directors."

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER JOHN RENWICK
Date of appointment	12 June 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MASAKATSU IWANAGA
Date of appointment	12 June 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Sims Group Limited (the "**Company**")
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John L. Neu
Date of last notice	5 April 2007
Date that director ceased to be director	6 June 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
As a consequence of: a) the sale 25,208,600 ordinary shares in the Company as described in Part 3 below; and b) the transfer of 1,260,430 ordinary shares in the Company to The John and Wendy Neu Family Foundation, Inc. on 13 June 2007 by way of charitable donation, Hugo Neu Corporation ("**HNC**") is the registered holder of 5,794,894 shares in the Company. John Neu is a director of HNC and a voting trustee of certain trusts which control HNC.	5,794,894

Part 3 – Director's interests in contracts

Detail of contract	Share sale agreement ("**Agreement**") dated 30 March 2007 between HNC, Votraint No. 1652 Pty Limited ("**Votraint**") and Mitsui & Co., Ltd. ("**Mitsui**") as annexed to Form 603, notice of initial substantial holder given by Votraint to the ASX on 3 April 2007.
Nature of interest	In accordance with the terms of the Agreement, HNC sold 25,208,600 ordinary shares in the Company to Votraint on 6 June 2007 for a cash consideration of $24.00 per share (subject to certain adjustments under the Agreement). Votraint's obligations under the Agreement are guaranteed by Mitsui. John Neu is a director of HNC and a voting trustee of certain trusts which control HNC.
Name of registered holder (if issued securities)	HNC
No. and class of securities to which interest relates	25,208,600 ordinary shares, which were transferred pursuant to the Agreement.

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin

Clayton Utz
Lawyers
Levels 19-35
No. 1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

T +61 2 9353 4000
F +61 2 8220 6700
www.claytonutz.com

14 June 2007

By Fax 1900 999 279

The Manager
Australian Stock Exchange Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Our reference: 126/13103/80048257

Number of pages - 8

Dear Sir

Sims Group Limited: Notice of change of interests of substantial holder

On behalf of Hugo Neu Corporation, we attach a Form 605: Notice of ceasing to be a substantial holder, in respect of the holding of Hugo Neu Corporation and its related entities in Sims Group Limited ACN 114 838 630.

A copy of this form has been provided to Sims Group Limited.

We also attach an Appendix 3Z Final Director's Interest Notice in respect of John L. Neu.

Yours faithfully

Rod Halstead, Partner
+61 2 9353 4126
rhalstead@claytonutz.com

Contact: Eirene Garnsey, Solicitor
+61 2 9353 4892
egarnsey@claytonutz.com

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Sims Group Limited (the "Company")

ACN/ARSN: ACN 114 838 630

1. Details of substantial holder (1)

Name: Flynn-Lesmer ("FL") and Hugo Neu Corporation ("HNC") (as nominee for itself and FL) and each of the entities listed in Annexure A to this notice (together the "Hugo Neu Group") and The Trust Created under Article Seventh of the Will of Hugo Neu for the Primary Benefit of the Family of John L. Neu, The John L. Neu Trust No. 1 and The John L. Neu Trust No. 2, and John L. Neu, in his capacity as voting trustee of each of the foregoing trusts (together, the "Hugo Neu Trusts").

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 13/8/2007

The previous notice was given to the company on: 8/6/2007

The previous notice was dated: 8/8/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
13/8/2007	Hugo Neu Group and the Hugo Neu Trusts	HNC has transferred 1,260,430 ordinary shares in the Company to The John and Wendy Neu Family Foundation, Inc. by way of charitable donation (as set out in the share transfer form annexed to this notice as Annexure B).	Nil (charitable donation)	1,260,430 ordinary shares	1,260,430

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Hugo Neu Group	c/o HNC, 120 Fifth Avenue, 6th Floor, New York New York, 10011 USA
Hugo Neu Trusts	c/o HNC, 120 Fifth Avenue, 6th Floor, New York New York, 10011 USA

Signature

print name: John L. Neu

capacity: Chairman of the Board and Chief Executive Officer of Hugo Neu Corporation

sign here: [signature]

date: 13/8/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the annexure marked "A" of one page referred to in Form 605 Notice of ceasing to be a substantial holder signed by me and dated 13 June 2007

Date: 13 June 2007

Signature:

Name: John L. Neu

- HNSP Development, LLC. (formerly known as Hugo Neu Steel Products, Inc.)
- River Terminal Warehouses Corp.
- RTC Properties, Inc.
- RTL Services Inc.
- Garden Navigation Corp.
- Cove Contractors Inc.
- The Learner Company
- Fresno Recycling Company
- Western Stevedoring Corp.
- Neu Properties, Inc.
- Metro Metal Recycling Corp.
- Hugo Neu Corporation FS Corp.
- PPA Metal Recycling Corp.
- Hugo Neu Resource Recovery, LLC
- C.O.S. Properties LLC
- L.A.J. Properties LLC

Annexure "B"

This is the annexure marked "B" of two pages referred to in Form 606 Notice of ceasing to be a substantial holder signed by me and dated 13 June 2007

Date: 13 June 2007

Signature:

Name: John U. Neu

SHARE TRANSFER FORM

For Non-Market Transactions
Affix Stamp Duty Here

FULL NAME OF CORPORATION	Sims Group Limited ACN 114 838 630	ASX Code for the Company:	SGM
STATE OR TERRITORY OF INCORPORATION	Victoria		
DESCRIPTION OF SECURITIES	Ordinary (fully paid)		
QUANTITY	Words: one million, two hundred and sixty thousand, four hundred and thirty Figures: 1,260,430		
FULL NAME OF TRANSFEROR (SELLER)	Hugo Neu Corporation		
SELLER'S SECURITYHOLDER REFERENCE NUMBER	SRN 0 0 5 0 0 0 0 0 1 0		
CONSIDERATION	Nil (charitable donation)	Date of Transfer 13 June 2007	
FULL NAME OF TRANSFEREE (BUYER)	The John and Wendy Neu Family Foundation, Inc.		
FULL ADDRESS OF TRANSFEREE (BUYER)	120 Fifth Avenue, Suite 600, New York, NY 10011		
STATEMENT UNDER SECTION 1072H:	Under section 1072H of the *Corporations Act 2001* (Cth), the transferee states that upon registration of this transfer it will hold the securities:	BENEFICIALLY	

We the registered holder and undersigned transferor (seller) for the above consideration transfer to the transferee (buyer) named above the securities as specified above standing in our name in the books of the corporation named above, subject to the several conditions on which we held those securities at the time of signing and we the transferee (buyer) named above agree to accept those securities on the same conditions.

We have not received any notice of revocation of the Power of Attorney by death of the grantor or otherwise, under which this transfer is signed.

SIGNATURE OF TRANSFEROR (SELLER)	SIGNED by Hugo Neu Corporation, by its Attorney under a Power of Attorney dated 8 June 2007, in the presence of: [signature] [signature] Signature of witness Signature of attorney Eilene Gamsey Geoff Hoffman Name Name	FOR REGISTRAR USE
DATE SIGNED	13/6/2007	
SIGNATURE OF TRANSFEREE (BUYER)	SIGNED for The John and Wendy Neu Family Foundation, Inc., by its Attorney under a Power of Attorney dated 8 June 2007, in the presence of: [signature] [signature] Signature of witness Signature of attorney Eilene Gamsey Geoff Hoffman Name Name	
DATE SIGNED	13/6/2007	

Legal\104401690.1

SEC MAIL
RECEIVED
JUL 13 2007
WASH. D.C.
209
PROCESSING
SECTION

ASIA PACIFIC

Exemption No 82-3838

Milena Ickeringill
Company Secretary

Phone:61 3 9616 3852
Fax: 61 3 9614 5298

14 June 2007

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Initial Substantial Security Holder Notice

Please find attached an Initial Substantial Security Holder Notice for Sims Group Limited.

Yours sincerely

Milena Ickeringill

AXA Asia Pacific Holdings Limited
ABN 78 069 123 011

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *Sims Group Limited*

ACN/ARSN: 008 634 526

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 31/05/2007

The previous notice was given to the company on: 24/01/2007

The previous notice was dated: 24/01/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	6,338,316	5.05%	7,706,433	6.11%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("**CA**")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: [signature]

Date: 14 June 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable.]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington

Name	Address
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	#Shares
Westpac Custodian Nominees Ltd as custodian for The National Mutual Life Association of Australasia Ltd	open			845,689.00
	09-Feb-07	BUY	1,439,100.00	65,000.00
	13-Apr-07	BUY	546,384.33	24,187.00
	25-May-07	BUY	218,844.25	8,100.00
	28-May-07	BUY	105,847.09	3,900.00
	29-May-07	BUY	261,599.11	9,500.00
	30-May-07	BUY	208,063.65	7,600.00
				963,976.00
Westpac Custodian Nominees Ltd as custodian for ipac Securities Ltd	open			119,534.00
	13-Apr-07	BUY	71,700.66	3,174.00
	25-May-07	BUY	210,738.91	7,800.00
	28-May-07	BUY	59,708.62	2,200.00
	29-May-07	BUY	250,584.41	9,100.00
	20-May-07	BUY	202,588.30	7,400.00
				149,208.00
Merril Lynch Custodian Nominees Ltd as custodian for ipac Securities Ltd	open			355,023.00
	01-Feb-07	SELL	540,328.33	- 24,600.00
	16-Feb-07	SELL	2,740,547.42	- 122,405.00
	21-Feb-07	SELL	881,704.70	- 39,803.00
	01-Mar-07	SELL	1,901,768.15	- 86,476.00
	07-Mar-07	SELL	699,692.63	- 31,373.00
	16-Mar-07	SELL	29,941.93	- 1,240.00
	17-Mar-07	SELL	2,487.30	- 103.00
	03-Apr-07	BUY	970,381.59	42,153.00
	17-Apr-07	BUY	522,854.95	21,400.00
	17-Apr-07	SELL	1,029,522.05	- 42,153.00
	19-Apr-07	BUY	671,076.75	26,600.00
	20-Apr-07	BUY	618,816.75	24,800.00
	29-May-07	SELL	459,892.92	- 16,723.00
				105,100.00
Various Nominees (international AXA entities)	open			5,018,070.00
	Jan (19-31)			-
	Feb	BUY		148,941.00
	Mar	BUY		100,263.00
	Apr	SELL		- 78,799.00
	May	BUY		1,299,674.00
				6,488,149.00
TOTAL				7,706,433.00

SIMS|GROUP

ASX & MEDIA RELEASE (ASX CODE: SGM) 22 JUNE 2007

SIMS GROUP ANNOUNCES THE MERGER OF ITS SOUTHERN CALIFORNIAN METAL RECYCLING OPERATIONS WITH ADAMS STEEL

Sims Group Limited ("Sims") announced today that it had entered into an agreement to merge its Southern Californian Metal Recycling assets with those of Adams Steel LLC ("Adams Steel") to create a new entity SA Recycling LLC ("SA Recycling").

SA Recycling, which will be owned 50% by Simsmetal West LLC and 50% Adams Steel, will operate within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. The venture will combine Sims' deep water facility at the Port of Los Angeles with Adams Steel's two inland shredding operations and extensive network of inland feeder yards. The new business will be run by George Adams, current President of Adams Steel, who will report to a board comprising of eight Directors, four nominated by Sims and four by Adams Steel. A nominee of Sims will be Chairman of the new company and Sims will also nominate its Chief Financial Officer. The combined business will handle in excess of 2 million tonnes of ferrous scrap and nearly 100,000 tonnes of non ferrous scrap (including non ferrous shredder residue) and have revenues in excess of US$600 million.

Commenting on the merger, which is subject to the notification and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act, Group Chief Executive, Jeremy Sutcliffe said, "Sims has had a close association with Adams Steel based around its long term exclusive supply agreement with the former Hugo Neu operations. This agreement was due to expire in early 2008 and the combination of the two businesses is a logical extension of our existing relationship".

"The merged business is a perfect fit of Sims' export capability and Adams Steel's strength and reach in the domestic sourcing of material. At a time when our industry faces increasing competition from containerised scrap exports it is vital that Sims secures greater access to the procurement of material at source. This transaction achieves this objective with the added benefit of gaining Mr Adams' considerable regional expertise."

Adams Steel is also at the forefront of technological advancements in shredder downstream materials recovery which will add further benefit to the combined business.

Other than an equalisation of capital expenditure since 1 January 2007, no cash will be exchanged as part of the transaction. Sims' investment in SA Recycling will be equity accounted. The majority of ferrous material arising from the new entity will be sold to Sims Group Global Trade Corporation under a third party sales agreement. SA Recycling anticipates having its own stand-alone banking facilities to finance working capital and growth.

Mr Sutcliffe concluded "this is an exciting further step in Sims' strategy of strengthening its position in the rapidly evolving and highly dispersed North American metals recycling industry, and delivers a solid platform for further growth throughout the South West of the US".

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 37 008 634 526

Phone: (02) 9956 9180

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,683
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$26.50 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities pursuant to vesting of restricted stock units held by employees.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	126,111,694	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti .... Date: 4/7/2007
(Company secretary)

Print name: Frank Moratti

== == == == ==

END